UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

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Commission File Number: 001-32371

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SINOVAC BIOTECH LTD.

No. 39 Shangdi Xi Road

Haidian District

Beijing 100085, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X____ Form 40-F _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

CONTENTS

Explanatory Note

On May 18, 2020, Sinovac Research & Development Co., Ltd. (the “Company Subsidiary”), a wholly owned subsidiary of Sinovac Biotech Ltd. (the “Company”), entered into (i) a loan agreement with Prime Success, L.P., an affiliate of Advantech Capital (“Advantech”) and (ii) a loan agreement with Vivo Capital Fund IX L.P., an affiliate of Vivo Capital, LLC (together with Advantech, the “Investors”). The foregoing loan agreements are collectively referred to as the “Loan Agreements”.

Pursuant the Loan Agreements, each Investor funded a convertible loan to the Company Subsidiary in the principal amount of $7,500,000 (each, a “Convertible Loan”), for an aggregate amount of $15,000,000. Each Convertible Loan bears an annual interest rate of 8% (simple interest) with a maturity date of 24 months that may be extended by 12 months upon mutual agreement between the Company Subsidiary and Investor. At an Investor’s discretion, its Convertible Loan may be converted on the maturity date into 7.5% of the total equity interest of the Company Subsidiary. In connection with the Loan Agreements, the Company entered into a Guarantee Agreement with each Investor (collectively, the “Guarantee Agreements”), pursuant to which the Company guaranteed the punctual performance by the Company Subsidiary of its obligations under the Loan Agreements.

The net proceeds of the Convertible Loans will be used to support the research and development of CoronaVac, an inactivated vaccine candidate against COVID-19.

In connection with the Convertible Loans, the Company issued a press release. A copy of the press release is filed herewith as Exhibit 99.1 to this Current Report on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOVAC BIOTECH LTD.

By:	/s/ Nan Wang
Name:	Nan Wang
Title:	Chief Financial Officer

Date: May 22, 2020

Exhibit Index

Exhibit 99.1 Press Release